Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-161345
October 23, 2009
David H. Murdock
10900 Wilshire Boulevard Los Angeles California 90024
NEWS RELEASE
Contact: Scott Griswold
Phone: 310-209-3816
David H. Murdock Announces Raising of $750 Million in Capital
LOS ANGELES, California – October 23, 2009. David H. Murdock announced today the pricing of transactions totaling approximately $750 million relating to the Dole Food Company, Inc. common stock. Murdock believes this is one of the largest amounts raised in the public equity capital markets in respect of a U.S. company’s common stock in 2009, and was led by prominent Wall Street firms: Goldman, Sachs & Co., Deutsche Bank Securities, BofA Merrill Lynch and Wells Fargo Securities.
“To raise this much capital in these unusual economic times underscores the strength of Dole as the world’s leading producer, marketer and distributor of fresh fruit and vegetables,” said Murdock. “I believe that this impressive commitment by new investors will strengthen the company and help us continue our campaign to address the nation’s obesity crisis by providing healthful food and nutrition education that consumers need to live a long, healthy life,” Murdock said.
“Dole’s new board of directors will satisfy the New York Stock Exchange’s independence requirements and I am looking forward to working with the board in promoting shareholder interests,” said Murdock. Murdock, who will remain the majority shareholder in the company, is very pleased to welcome so many new investors to share in Dole’s future.
“I want to personally thank the underwriters who worked tirelessly to bring these transactions to the market in such a short period,” said Murdock. “These outstanding firms deserve credit for doing the important work of helping private companies establish a public position.”
Dole has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526 or by emailing Prospectus-ny@ny.email.gs.com. Such registration statement and prospectus are available at http://www.sec.gov/Archives/edgar/data/18169/000095012309049615/v53746a4sv1za.htm.